SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              ________________
                              AMENDMENT NO. 11
                                     TO
                               SCHEDULE 14D-9
                    (WITH RESPECT TO THE TENDER OFFER BY
                     IMPERIAL CHEMICAL INDUSTRIES PLC )

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                           New York, N.Y.  10166
                               (212) 599-4400

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000


          This Amendment supplements and amends as Amendment No. 11 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "ICI Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995, as amended by the Supplement thereto filed on May 22, 1995 (the "Supplement"), and the revised Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the ICI Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     ESOP.

          On May 25, 1995, as permitted by the terms of the Merger Agreement, the Board authorized a contribution to the Employee Stock Ownership Plan ("ESOP") in an amount sufficient to repay the remaining debt of the ESOP. In addition, as permitted by the terms of the Merger Agreement, on May 25, 1995 the Board adopted a resolution terminating the ESOP as of the Effective Time and providing that all participants in the ESOP will become fully vested in their account balances as of the Effective Time.

     SAVINGS PLAN.

          The independent financial institution serving as the trustee ("Trustee") of the Company's Employee Stock Ownership and Savings Plan ("Savings Plan") has taken the position that it requires direction from the Pension Committee of the Board of the Company (as Savings Plan administrator) whether to tender or otherwise dispose of the Shares held in trust for the Savings Plan. In order to facilitate the tender of Shares held in trust for the Savings Plan, on May 25, 1995, the Pension Committee of the Board provided the requested direction and directed the Trustee to tender such Shares.

     RIGHTS PLAN.

          On May 25, 1995, the Board resolved that notwithstanding anything to the contrary contained in the Rights Agreement, the Distribution Date (as defined in the Rights Agreement) of the Rights is postponed until June 30, 1995.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 26, 1995                    GROW GROUP, INC.

                                          By /s/ Lloyd Frank
                                          Title:  Secretary